Joyhound Beer Company Business Plan 2024

Joyhound Beer Company's Origin Story

Joyhound Beer Co. or JBC is a family-owned premium craft beer company born out of our desire to produce incredibly flavorful and balanced beer. Alfred Rotimi, the President and founder, began homebrewing in 2013 while in college and soon, this grew to become his greatest passion in life. While working as a neuroscience fellow at Tufts University, he realized that the laboratory scientist life did not spark the same joy as crafting and brewing his unique beer recipes. After deciding to take a chance and become an entrepreneur, he pitched the idea of starting a beer company to his family. They fully supported his concepts and immediately pitched in to help cultivate and finance this venture. So, with the support of his family and his ever-growing passion for brewing, Alfred and his family founded JBC. We chose the name Joyhound because brewing brings Alfred such joy plus we are a family of dog lovers!

Alfred designs the recipes, markets, and self-distributes our beer within Maryland and DC. After extensive research, we identified contract brewing as a means to establish our brand. So, our beers are currently produced under contract by Oliver Brewing Company in Baltimore. We currently hold 65+ accounts including every Trader Joe's in DC and both Total Wine locations in Maryland plus many independently owned shops.

Since we are a family of scientists, it is important to us to lean into our science, technology, engineering and mathematics (STEM) backgrounds as a part of the branding of the family behind JBC's success.We are considering the official tagline, "At Joyhound, craft beer is a science and science is an art" with a more fun unofficial tagline of, "Craft Beer for Nerds, by Nerds!".

JBC's Goals

Our long term goal is to become a leading craft brewery in the DC-Baltimore metro with distribution throughout the neighboring Mid-Atlantic market. Our first step to that goal is to build a taproom where we can sell beer by the glass in an atmosphere that caters to fans of our beer. We will build a nanobrewery (~3.5 BBL) which will allow us to produce taproom exclusive beers. However, our core products will continue to be produced under contract for the first two to three years. We will be seeking a location that can accommodate a minimum of 100 guests with at least 70 indoor seats and 30 outdoor seats. The taproom will offer guest snacks while also partnering with local restaurants so that guests can eat a meal at the taproom. We will be able to significantly expand our retail sales of draft and packaged beer during this stage. Additionally, the taproom will sell crowlers (sealed cans filled from a draft system), 12 oz six packs, and 16 oz four packs for off premise consumption.

After we have established our taproom cash flow in years one to three, we plan to purchase a full sized brewing system (~10BBL) and canning line. The sales and revenue data from years two and three will inform our decision on the appropriately sized equipment to purchase. After completion of this analysis, we will transition our contracted products to in-house production to achieve higher profit margins and closer quality management.

Our full size production brewery will be based at an independent location separate from the taproom. We will offer customers tours of our brewing facilities at this location. There will be a tasting area of 25 seats indoors and 25 seats outdoors. Customers will be able to purchase crowlers and canned products to go from this location. The tastings area will serve guests beer by the glass and it will be available to rent for private events.

Crowdfunding Campaign

 The goal of the crowdfunding campaign is to raise the necessary capital to build out our Taproom and fund the it's initial production and operating expenses.

We are raising funds with a revenue sharing note format crowdfunding campaign. Of note, per our calculations and projections, the minimum capital to be raised is $146,000. The terms of our loan will be as follows, 1.7x investment pay out to those who contribute the first $100,000, and 1.6x investment pay out to subsequent investments. Based on this model, we will pay our investors a percentage of our revenue on a quarterly basis (every 3 months) for seven years . The note matures at this point and any remaining debt will be paid out.Alternatively, if JBC's revenue allows for higher outputs to investors which result in fulfillment of payment terms prior to maturation, payments will cease at this point.

Nanobrewery

The nano brewing system will be used to produce kegs of taproom exclusive brews that will be sold by the glass and available to be purchased as crowlers for take away consumption. Taproom exclusive beers will create additional incentives for JBC's fans to visit our taproom.

Staffing Plan

Administrative Team

President (Alfred Rotimi) - Responsible for the day-to-day operation of JBC. As the president, Alfred will oversee every aspect of production, service, marketing, quality control, maintenance, finance, company culture, employee training, employee welfare, and customer experience. Alfred will address the most critical issues as they arise. Alfred will build a system to support employees in their everyday activities. They will be enabled to perform their duties to the best of their ability, properly trained, and properly supplied.

Production Team

Head Brewer- JBC will hire a head brewer whose job is to design recipes, plan brewing schedules, clean and maintain brewing equipment, brew beer, and package beer. The head brewer is responsible for direct management and training of production team employees.

Shift brewer-The shift brewer will work under the direction of the head brewer to perform all activities needed to produce and package our products.

Cellarman- When JBC expands its production facilities and purchases a canning line we will need to hire a Cellarman whose chief duty is to oversee the packaging of our beer. The cellarman maintains packaging equipment and packages all products.

<u>Taproom Service Team</u>

Taproom Manager- The Taproom manager is responsible for overseeing the daily customer experience. They will ensure that the seating and service areas are properly cleaned and maintained. They alongside taproom staff will serve our guests and answer any questions about our facilities. The manager will ensure that the point of sales system is being used to monitor all transactions. The manager will ensure that the draft system, crowler station, and merchandiser fridge are properly stocked. The taproom manager is responsible for direct management and training of all taproom employees.

Taproom staff- JBC will hire taproom staff who work under the direction of the Taproom manager to fulfill all duties listed above in relation to taproom operations.

<u>Retail Team</u>

Sales representative- When JBC expands its production facilities JBC will hire a sales representative who will be responsible for contacting existing retail accounts, and acquiring new retail accounts to sell our beer in Maryland and DC.

Delivery driver (part time)- When JBC expands its production facilities JBC will hire a part time delivery driver. The delivery driver will be responsible for loading product into the company vehicle, transporting our product to accounts, and collecting payment from accounts.

Products

<u>Contract Beer</u>

JBC will contract the production of 5 core beers Foggy Chesapeake, Tailwagger Golden Ale, Plum pour sour, Oba IPA, and a future hazy pale ale. All of these beers will be packaged in cans and kegs. Foggy Chesapeake and Plum pour sour will be packaged in 16 oz 4 packs. Oba IPA, a future hazy pale ale, and tailwagger will be packaged as 12 oz six packs. The Kegs will be used to supply our draft system and sold to retail draft accounts. The cans will be sold to go from our merchandiser fridge in our taproom and distributed to our retail accounts. Additionally we will produce seasonal and rotational offerings that will be sold in our taproom and to retail accounts.

When JBC expands its brewing and packaging operations we will cease to contract the production of these products and produce them inhouse instead. At that time we will expand our core product line with a porter and amber ale that will be packaged in 12 oz six packs and kegs.

<u>Taproom exclusives</u>

JBC's onsite taproom will be used to produce taproom exclusive brews. These beers will be served by glass and available for purchase as 32 oz crowlers for offsite consumption.

Taproom Buildout Cost Projections

Startup Costs Table

Item	Cost
Legal fees	20,000
Rent during construction	23,333
Construction	45,000
Total construction costs	88,333
Equipment	
Brewhouse Downpayment	5,534.66
12 line draft system with crowler filler	16000
Furniture	7500
merchandising cooler	$2,100
60 Half barrel kegs	$7,200
pos system x2	2700
Equipment total	41,034.66
Working Capital Costs	
30 Days operating cost	37497.44083
Startup Inventory costs	36548.72893
Total Working capital costs	74046.16976
Total equipment construction and operating costs	203,413.83
Fundraising ask	100000

-6.75% mainvest compensation	93250
146K family investment	239250
equipment and construction costs plus 10% contingency	-142304.426
Starting capital	96945.574
Starting Non-Allocated Capital	15494.78726
Intended use of funds	Min
Fundraising ask	100000
Mainvest compensation 6.75%	6750
Equipment total	41,034.66
Total construction costs	38,333
Debt Pay off	0
working capital funds	13,882.34

Starting Capital is the amount of funds remaining after construction, and equipment costs are subtracted.

Starting Non-Allocated Capital is starting capital minus the working capital costs.

Revenue Projections

	Revenue Projections				
Year	1		2		3
Expansion costs	0		0		610,800
Starting Capital	96,946		296,710		18,634
Revenue	823435.2533		965360.5867		1574046.098
Production expenses	161353.8787		189059.8203		148118.2878
Excise taxes	21171.06767		24836.21833		131260.5683
gross profit	640910.3069		751464.548		1294667.242
Labor	229886.64		233245.32		451926.56
Revenue note 4% payment	32937.41013		38614.42347		62961.84393
Rent	70000		70000		150000
other expenses	100087.96		76880		114583.94

Net profit	207998.2968		332724.8046		515194.8982
Ending Capital	304,944		629,434		533,829
Taproom BBL	409.3462366		503.5053763		774.1004399
Retail BBL	150.9677419		150.9677419		405.3457661
Annual BBL	560.3139785		654.4731183		1179.446206

Key Considerations

Year 3

- ○ Sharp drop in production expenses due to shifting to in house production.
- ○ Purchase of a full size brewing house and canning line results in a sharp increase in excise taxes. This tax is now paid directly vs as part of the contract brewing fee.
- ○ Rent increases by 80,000 in year 3 to represent the cost of the lease for the full sized brewhouse location.
- ○ Labor costs increase to account for increased staffing at the new full sized brewing facility and tasting area.

Strengths, Opportunities, Weaknesses, and Threats

Strengths

1. **Existing distribution:** Accounts in MD and DC including corporate and independent accounts.
2. **Flexibility and Perseverance**: JBC has demonstrated flexibility in responding to crises and other unexpected events. JBC was originally a draft only brand in Q4 of 2019. The coronavirus pandemic forced JBC to stop sales of our kegs. JBC persevered through sudden adversity and by quickly pivoting to canned products.

3. **Market Tested Products**: Our beers are distributed at Total Wine in Maryland and Trader Joes in DC. Our Flagship product Foggy Chesapeake has been available at Trader Joes for 2+ years and Total Wine for just over one year.

4. **Shelf Stability in Fruit Beers**: We have developed recipes for shelf stable fruited beers. Most locally produced beers with fruit in them require refrigeration in order to stay fresh for more than a few weeks. This gives Foggy Chesapeake and future fruited beers to have a much larger distribution than is typical for locally produced beers with fruit in them. Additionally it allows us to compete in this flavor category with accounts who do not have additional cold space for new products.

5. **Art Design**: Joyhound's logo and can art are exceptional. Our art and logo are one of the reasons why we have been able to achieve the success we've had so far. Consumers frequently tell us that our artwork is the reason why they are initially interested in our products.Going forward we will continue to commission and produce excellent art.

Opportunities

1. **Black owned brewery**: Less than 1% of breweries in the USA are Black owned. People are excited to support minority owned businesses.Wherever we go we will be notable for being a black owned business. This will help us generate media interest in the taproom.

2. **Community connection**: Owning a taproom will give us the ability to have a more direct connection both with the local community and all of our fans who come to visit the brewery. Establishing these connections is critical to expanding our brand.

3. **Taproom sales**: Taproom sales have a much greater margin than retail sales. By owning a Taproom we tremendously increase the profitability of the business opportunity.

4. **Local business grants:** Many municipalities offer grants to new businesses. Breweries are especially welcome to apply to these programs because they generate considerable tax revenue. These funds can be used to strengthen the financial position of the business.

Weaknesses

1. **Experience Running a Taproom:** The combined business experience of the Joyhound ownership doesn't include experience running a bar or similar customer service business such as a restaurant. This can be mitigated by hiring an experienced Taproom manager and receiving advice from our personal contacts who currently own successful taprooms.
2. Similarly, the moderate experience producing beer commercially will be mitigated by hiring a competent head brewer.

Threats

1. **Unforeseen Construction Cost:** Without proper evaluation of a location and knowledge of legal requirements a construction project can unexpectedly balloon in costs. This can be mitigated by understanding what our requirements are legally and operationally.
2. **Competition:** There are many craft breweries in our local area and throughout the United States. Craft breweries increasingly face heightened competition. Joyhound has demonstrated an ability to be noticed in a crowded field and will continue to do so.